Exhibit 99.1
CTDC Announces Internet Availability of Proxy Materials for Its 2010 Annual Meeting of Shareholders
HONG KONG — October 29, 2010 — China Technology Development Group Corporation (Nasdaq: CTDC; “we” or “the Company”), a provider of solar energy products and solutions in China, today announced the Internet availability of proxy materials for its 2010 annual meeting of shareholders (the “2010 AGM” or the “Annual Meeting”) under the U.S. Securities and Exchange Commission’s Notice and Access rule. The proxy materials can be found on the website https://materials.proxyvote.com/G84384 .
As an alternative to the traditional approach of delivering a printed set of proxy materials to each shareholder, companies may now deliver a “Notice of Internet Availability of Proxy Materials” to shareholders, provide Internet access to the proxy materials, and provide a printed set of proxy materials by mail upon request, pursuant to the U.S. Securities and Exchange Commission’s new Notice and Access rule.
On October 29, 2010, a Notice of Internet Availability of Proxy Materials, which contains instructions on how to access our proxy materials over the Internet, including the notice and proxy statement for the 2010 AGM and 2009 Annual Report, how to request and receive a paper or e-mail copy, and how to vote by Internet, by mail, or in person at the Annual Meeting, is being mailed to the shareholders of record. The shareholders of record may request hard copies of the proxy materials and 2009 Annual Report free of charge by following the instructions provided in the Notice of Internet Availability of Proxy Materials. We believe that the Notice and Access proxy should expedite shareholders’ receipt of proxy materials, lower the costs of the annual meeting and minimize impact on the environment.
Our 2010 AGM will be held at Unit 1010-11, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong on December 10, 2010 at 10:00 a.m., Hong Kong time.
Form of the Notice of Internet Availability of Proxy Materials, the Notice and Proxy Statement of 2010 AGM and form of Proxy Card have been incorporated as exhibits attached to the Form 6-K filed with SEC which is available at.
http://www.nasdaq.com/asp/quotes_sec.asp?selected=CTDC&symbol=CTDC.
About CTDC:

Established in 1995, CTDC has been listed on The US Nasdaq Stock Market since 1996. CTDC is a growing clean energy group in China, which provides solar energy products and solutions. CTDC’s major shareholder is China Merchants Group, a state-owned conglomerate in China (http://www.cmhk.com). For more information, please visit our website at http://www.chinactdc.com.
Forward-Looking Statement Disclosure:
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on Form 20-F for the year ended December 31, 2009 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.
Enquiry:
Company Contact
Selina Xing
PR/IR Department
Tel: +86 755 2669 8709 +852 3112 8461
Email: ir@chinactdc.com